

December 1, 2010

Theodore R. Schroeder
President and CEO
Cadence Pharmaceuticals, Inc.
12481 High Bluff Dr., Suite 200
San Diego, CA 92130

      Re: **Cadence Pharmaceuticals, Inc.**
             Form 10-K for the year ended December 31, 2009
             Definitive Proxy Statement on Schedule 14A
             Filed April 29, 2010
             File No. 1-33103

Dear Mr. Schroeder:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

                  Sincerely,

                  Gus Rodriguez
                  Branch Chief